
VICTORY BASE
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David Michael
Monthly Checklist - May

INVEST IN **VICTORYBASE CORPORATION**

Invest in a portfolio of residential real estate

victorybase.com Southlake, TX

Technology SaaS Real Estate Repeat Founder

Highlights

Repeat Founder

Founder has started a previous company funded with $2M+

1. Invest in residential communities: A highly attractive real estate asset class

2 A revolutionary approach to real estate: Stop wasting money solely on rent.

3 $24.2mm of high quality residential real estate assets under management.

4 Repeat founder with 2 successful business exits: One surpassing $100 million monthly revenue.

5 Top tier team; a former FA-18 Top Gun pilot, a former Blackhawk pilot, and a former Green Beret.

6 Strong focus on military markets allows us to serve our nation's heroes and build strong communities

Featured Investor



Freddie Kim

Invested $5,000

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"I accepted being the Lead Investor for VictoryBase Corporation because of their visionary approach to reshaping the housing landscape. Led by a team of high-achieving military Veterans, they embody values and integrity in every facet of their operations. Their unique approach on the concept of responsibility in residential communities is a testament to their innovative thinking and commitment to disrupt the status quo. It is evident that their military backgrounds have played a pivotal role in shaping the company's culture, as they prioritize values such as accountability, responsibility, and teamwork. In a market where innovation often takes center stage, it is refreshing to see a company that is not just following a trend, but blazing a new trail with their own unique value. Their methodology promotes an "ownership mindset" where residents in their communities can invest and grow equity! What a rewarding concept! Especially in an environment where owning a home can be risky for military Service Members who are constantly moving. I am proud to support a company that not only reimagines ownership, but also embodies the core values that drive their founding team."

Our Team



Thomas Paquin CEO & Founder

Repeat founder with 2x successful exits; former Marine Corps FA-18 Top Gun pilot



John W Sharkey COO

West Point graduate; former Army Blackhawk pilot; Cornell MBA; 10 years real estate experience



Justin Allen VP Finance and Development

Former Army Green Beret Captain; Kellogg MBA; personal real estate investor; former D-1 athlete

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Invest in VictoryBase: Revolutionizing Residential Ownership

Aligning Residents as Owners for a Disruptive Change

At VictoryBase, we empower our residents with the benefits of equity ownership.

We believe that with the right tools and right incentives, everyone can be an equity owner and reap the rewards that go along with it. This creates a win win for our residents and our investors.

As a resident in our community, you get the unique ability to invest in our company through your monthly payment, meaning you can build an equity investment without the commitment of a mortgage, while paying a comparable monthly market rate.

As an investor, both resident and non resident, you get the benefits of investing in our company which invests in high quality residential communities, with a business model that strives to optimize annual cash flow and real estate appreciation.

Our rich military heritage and unwavering core values of duty, patriotism, and innovation set us apart. At VictoryBase, we aren't just changing how you live; we're reshaping the entire real estate industry landscape.

Who We Are

At VictoryBase, we are disrupting the existing residential model by offering a new alternative to traditional home ownership and rent. We provide high-quality homes to our residents and empower them by making them owners in the company and giving them the right tools to care for their home. By fostering an "ownership mindset," ***we seek to create better communities and drive a higher net operating income from our assets through better occupancy, higher additional income and lower operating expenses.***

We primarily serve military markets because our nation's heroes move frequently, often making it difficult to become homeowners. VictoryBase offers the benefits of an investment, even when buying a home isn't an option.

We are a veteran founded company with a vision to disrupt the entire real estate industry through our new innovative approach.

Our Ask: Investing In Us

We plan to use the investment proceeds to invest in our portfolio of diversified residential real estate assets located adjacent to major military installations. The funding will allow VictoryBase Holdings (the entity where we house our operating assets) to acquire additional VictoryBase Properties, further supporting our anticipated growth and expansion. The average home price of our target markets typically ranges from $250,000 to $300,000. By allocating the $5mm of capital from this raise, net of Wefunder Fees, along with outside preferred equity investors, we can facilitate 400-475 new homes into our structure through this offering. (Calculated as $250,000 to $300,000 per home, where 60% is debt, 36% is preferred equity, and 4% is REG CF funds from this offering. This is a general assumption and could vary depending on each deal, preferred equity investor terms, and debt terms.)

VictoryBase Corporation and its shareholders have economic exposure to the equity and cashflow of VictoryBase Properties by purchasing units of VictoryBase Holdings, the portfolio holding company of all VictoryBase Properties. VictoryBase Holdings can use this capital to invest in the equity needed to acquire additional VictoryBase Properties. The structure and requirements can change depending on economic conditions, the individual deal, etc... and no returns can ever be guaranteed to investors.

As a shareholder of VictoryBase Corporation, you are part of the investment in a diversified residential real estate portfolio that aims to increase value through property-level cash flow and asset appreciation.

The Problem: America's Broken Housing Model

Many people struggle to decide what's best for them, because buying a home and renting a home both come with significant drawbacks.

Buying a home is a significant commitment, best suited for those planning to stay for at least 5 to 7 years. Given the realtor fees and transaction costs, selling a home prematurely can be quite expensive, making it challenging, if not impossible, to recoup these expenses.

Renting might seem convenient in the short term, but it doesn't offer the long-term benefits of equity ownership. Over time, renters may face escalating rents and have nothing to show for their years of payments, missing out on the opportunity to build equity in a property.

Service Members have another option: residing in government housing on military installations. However, these homes are often outdated and, similarly, lack an equity opportunity.



Current Options
OPTION 1:
Buy a Home
Unlikely to recoup expensive transaction fees during short ownership period
High likelihood of becoming an "Accidental Landlord"
Increasing home prices due to surging demand and interest rates rising
OPTION 2:
Rent a Home
RENT
Throwing your money away each month
Variable home quality and rental experience
Never build equity
OPTION 3:
Live On Base
Notoriously antiquated and poor quality housing
Never build equity

Our Solution: A Whole New New Living Model

VictoryBase introduces a new ownership model that aligns the interests of our residents with our company.



- We seek to acquire and develop residential communities across the country
- Use our proprietary technology mobile/web application to help the resident take care of the home
- Resident makes a monthly Payment, allowing them to become a shareholder in VictoryBase Corporation
- VictoryBase shares can grow in value as our company works to grow and increase profitability

We equip our residents with the necessary technology and tools to help them take care of their homes and embrace an ownership mindset. Moreover, when residents need to move or relocate, they can keep their shares with them as a long-term investment.

How It Works: The VictoryBase Model

Our Approach

At VictoryBase, we seek to acquire and develop residential communities across the country. Our residents use our proprietary technology mobile/web application, which assists them in taking care of their homes effectively.

Innovation:

Our new model combines the flexibility of renting with the

opportunity of equity ownership.

	Live in a VictoryBase Community	Buy a Home	Rent a home	Live on Base
High quality home	✓	✓	✓	✗
Opportunity to Invest	✓	✓	✗	✗
Limited or No Transaction Fees	✓	✗	✓	✓
Flexible Move in/Move Out Policies	✓	✗	✓	✓
Tech Platform to help manage and maintain your home	✓	✗	—	✗
Guaranteed Integrated Smart Home Technology	✓	—	✗	✗
No Mortgage Needed	✓	✗	✓	✓

Monthly Payment Model

Instead of paying rent to a landlord or a mortgage to a bank, our residents, known as EquityBase Investors, make an EquityBase Payment on the 1st of every month. This payment consists of:

- **Equity Payment** to purchase shares in our company. VictoryBase Shares may grow in value as we work to scale the company and improve profits.
- **Base Payment** to cover property and portfolio expenses, such as taxes, insurance, and HOA fees.

An Equity Subscription amount to purchase shares in our company.

A Base Payment is used to cover expenses for the property and portfolio at large (taxes, insurance, HOA fees, etc).


EQUITY
Stock Ownership in VictoryBase Corporation
What is EquityBase
BASE
Covers Standard Expenses in Community



Note: Living in a VictoryBase community does not require its residents to be an EquityBase Investor. We welcome Non-Resident investors in VictoryBase Corporation.

EquityBase Investors: Owners and Residents Together

What sets VictoryBase Properties apart is that our residents have the option to become EquityBase Investors, meaning they can be both investors and residents of our communities.

Resident Based Property Management

A Product of the Ownership Mindset



The Resident or EquityBase Investor living in a VictoryBase home **self-manages** the home they occupy.



The Service Member uses our ***proprietary application*** to report basic-level property management tasks like landscaping, preventative maintenance, turnover prep, etc.



Our system can ***reduce operating expenses,*** which drives company and shareholder value.



Residents are incentivized to ***act like owners of their home*** because they benefit from the success of VictoryBase Corporation.



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Our high-quality homes are well suited for Resident Based Property Management because they have <u>lower maintenance costs</u>

We offer our residents an exclusive app, encouraging them to manage the house as their very own home. Within this digital platform, EquityBase Investors can invest, process monthly payments, adhere to a monthly home care checklist, secure additional home services, and submit maintenance requests with ease.

Portfolio Performance and Projections

Currently, VictoryBase Holdings manages two (2) subsidiary properties which we call VictoryBase SC1, LLC or "SC1" and VictoryBase NY1, LLC or "NY1".

SC1- Beaufort, SC



- Fair Market Value: $15,500,000 ($500,000 increase since August 2023)
- Current Debt: $9,361,000
- LTV Ratio (leverage): 60%
- Average Occupancy: >96%

- Number of homes: 48
- Current Monthly Base Payment: Average $2,300 per home ($100 higher than August 2023)
- Current Annual Net Operating Income: ~$825,000 ($25,000 higher than August 2023)
- Current Debt Service: ~$527,000 annually
- Anticipated home appreciation year-over-year: 3.5%
- **Market Characteristics:**
- Conveniently located between Savannah, GA and Charleston, SC; 3 separate Military Installations that support the local economy with $2.5B in economic impact annually; Beaufort County, SC home price appreciation in 2020 was 4.72% compared to 3.14% nationally; South Carolina has 10 straight years of positive net migration.

NY1- Sackets Harbor, NY



- Current Market Value: $8,700,000 ($500,000 higher than August

2023)

- Current Debt: $5,910,000
- Preferred Equity Investor: $2,000,000 (up to 7.5% annually for 5 years)
- LTV Ratio (leverage): 68%
- Average Occupancy: 98%
- Number of apartments: 50
- Monthly Base Payment after value-add: Average $1,500 per home ($100 higher than August 2023)
- Current Annual Net Operating Income: ~$525,000 ($25,000 higher than August 2023)
- Current Debt Service: ~$360,000 annually
- Current preferred equity payment: max $150,000 annually
- NY1 is undergoing a Value-Add program where we intend to upgrade and improve older units. We believe this process will allow us to increase monthly Base Payments by 14-16%.
- **Market Characteristics:** Short commute to Fort Drum, one of the largest Army bases in the US; Fort Drum is home to 10th Mountain Infantry Division and has an Active-Duty population of 13,000; Jefferson County has seen an average home; appreciation of 3.66% compared to national average of 3.14%.

Growth and Scalability

The top 3 strategies to expand our Assets Under Management (AUM):

1. With the funds raised, VictoryBase Holdings plans to invest in new

1. With the funds raised, VictoryBase Holdings plans to invest in new VictoryBase Properties that meet our investment criteria.

2. VictoryBase Holdings is structured as a partnership that allows for IRS code 721 asset contributions. This means an existing asset owner can contribute the high quality assets into VictoryBase Holdings, and receive units of VictoryBase Holdings in exchange. This contribution gives asset contributor preferable tax treatment, and it allows VictoryBase to build our portfolio.

3. Our affiliate company, VictoryBase RE LLC, ("VBRE") can identify existing homes, properties under construction, and building sites near military bases and other suitable markets. Once these assets are developed and stabilized, they can be contributed to VictoryBase Holdings.

Each of these options may grow our AUM, increase asset and geographic diversification, and may further strengthen our brand by increasing the number of EquityBase Investors who live in our communities.

Scalable and Diversified:
Military Markets with Geographic Diversification


Army
Navy
Marines
Air Force
Coast Guard
Military Bases in the Continental US

- ✓ There were **1.33mm** Active-Duty Service Members as of 2021*
- ✓ **35-40%** of Service Members are within our target income levels and have the option to live off-base, which totals 500,000 potential residents
- ✓ Achieving 10% market share of the potential residents results in ~50,000 unique residential units
- ✓ Diverse presence across the United States. **Reduces concentration risk** in single market
- ✓ Strategically important military bases in secondary markets provides opportunity for **low-risk diversification**

- Strategically important military bases in secondary markets provides opportunity for **low-risk diversification**

*Information sourced from Department of Defense: 2021 Demographics Profile Report



"We have enjoyed our time here in the VictoryBase community. Although we are moving to a new location, we are happy to have an investment from the shares we purchased!"

Olivia, Resident
BEAUFORT, SC
First VictoryBase shareholder

Your investment does more than just fund a project; it drives a transformative vision forward. As we stand on the cusp of innovation, VictoryBase aspires to revolutionize residential real estate in a manner reminiscent of industry trailblazers. In this envisioned future, residents could revel in the empowerment of equity ownership, investors stand to witness a potential uplift in asset performance, and entire communities may flourish, fueled by enhanced living experiences.

Join us on our mission to disrupt the world of residential real estate.

Downloads

Additional Business Information APR 29 2024.pdf